SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 WesBanco, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   950810 10 1
                              --------------------
                                 (CUSIP Number)

                                December 31, 1999

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 950810 10 1

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         WesBanco, Inc.
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
         (a)
                  -----
         (b)
                  -----

3.       SEC Use Only
                                   ---------------------------------------------

4.       Citizenship or Place of Organization                    West Virginia
                                                                 ---------------

Number of         5.       Sole Voting Power                     1,692,916
Shares                                                           ---------------
Beneficially      6.       Shared Voting Power                   34,200
Owned by                                                         ---------------
Each Reporting    7.       Sole Dispositive Power                1,692,916
Person With:                                                     ---------------
                  8.       Shared Dispositive Power              34,200
                                                                 ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,727,116
         ---------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares       X
                   --------
                  The amount in Row 9 excludes 323,202 shares of Common Stock that are held by the trust department of the Reporting Person but over which the Reporting Person has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row (9)              8.74%
                                                                   -------------

12.      Type of Reporting Person                                        BK
                                                                   -------------



                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 950810 10 1

Item 1.

         (a)      Name of Issuer

                  WesBanco, Inc.
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  1 Bank Plaza, Wheeling, West Virginia 26003
                  --------------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  WesBanco, Inc.
                  --------------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  1 Bank Plaza, Wheeling, West Virginia 26003
                  --------------------------------------------------------------

         (c)      Citizenship

                  West Virginia, USA

                  --------------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock

                  --------------------------------------------------------------

         (e)      CUSIP Number

                  950810 10 1
                  --------------------------------------------------------------



                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 950810 10 1



Item 3.           If this statement is filed   pursuant toss.ss.240.13d-1(b)  or
                  240.13d-2(b) or (c), check whether the person filing is a:

     (a)      /   /        Broker of dealer registered  under section 15 of  the
                           Act;

     (b)      / X /        Bank as defined in section 3(a)(6) of the Act;

     (c)      /   /        Insurance company as defined  in  section 3(a)(19) of
                           the Act;

     (d)      /   /        Investment company registered under section 8 of  the
                           Investment Company Act of 1940;

     (e)      /   /        An investment adviser in accordance with ss.240.13d-1
                           (b)(l)(ii)(E);

     (f)      /   /        An   employee   benefit   plan   or endowment fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F);

     (g)      /   /        A   parent   holding   company   or control person in
                           accordance withss.240.13d-1(b)(1)(ii)(G);

     (h)      /   /        A  savings  association  as defined in  Section  3(b)
                           of the Federal Deposit Insurance Act;

     (i)      /   /        A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)      /   /        Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.           Ownership
                  ---------

         (a) As of December 31, 1999, the Reporting Person beneficially owned 1,727,116 shares of its Common Stock in a fiduciary capacity through its trust department.

         (b) The 1,727,116 shares reported herein as beneficially owned by the Reporting Person represent 8.74% of the Common Stock of the Issuer.

         (c) The Reporting Person has shared voting and dispositive power over 34,200 shares of Common Stock and sole voting and dispositive power over 1,692,916 shares of Common Stock. The 1,727,116 shares reported herein as beneficially owned by the Reporting Person does not




                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 950810 10 1


                  include 323,202 shares of the Issuer's Common Stock that are held by the Reporting Person's trust department but over which the Reporting Person has no voting or dispositive power.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                      ----------

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person

                  All of the  shares  reported  as  beneficially  owned  in this
Schedule 13G are held by the trust department of the Reporting Person in a fiduciary capacity for the benefit of third parties. Such third parties are entitled to receive dividends on and the proceeds from the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 950810 10 1

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    WESBANCO, INC.

                                                    By: /s/ Paul M. Limbert
                                                       -------------------------
                                                    Paul M. Limbert
                                                    Executive Vice President and
                                                    Chief Financial Officer

                                                    Date:  March 13, 2000